Exhibit 4.47
November 2, 2006
Pascal Spothelfer
3570 Mathers Ave.
West Vancouver, BC
V7V 2L1
Dear Pascal,
As per our discussion on November 2, 2006, I would like to confirm the terms of your termination package. November 3, 2006, will serve as the commencement date of your notice period and will be your last day in the office. Your notice period, which will end August 3, 2007 (9 months), takes into account the required pay in lieu of notice.
I have enjoyed working with you on the Board of Directors. I hope the following package will allow you financial security during your transition period.
Spectrum will provide you with the following payments and benefits:
Salary
Subject to the mitigation clause below, the company will continue to pay your current salary of Cdn $280,000 per annum on a semi-monthly basis between November 3, 2006 and December 31, 2006, at which point the remaining balance of your severance will be paid out in one lump sum.
Vacation
Any vacation accrued and not taken to November 3, 2006, will be paid out by November 15, 2006.
Benefits
BC Medical (MSP), Dental, Extended Health, Vision, Term Life Insurance, AD&D, and the Employee Assistance Program through RBC Insurance coverage will continue during the termination period (9 months). These benefits will be discontinued the earlier of the end of the termination period or the date on which you secure alternate employment. Per the group policy with RBC Financial, Long-term disability coverage will terminate effective December 15, 2006, as will your eligibility for Short-term disability coverage, which Spectrum self-funds. Spectrum will reimburse you for the difference in the cost of your current LTD coverage and the cost of individual LTD coverage through the earlier of the end of the termination period or the date on which you secure alternate employment.
Employer RRSP matching will continue through the end of 2006 or the date upon which you commence alternate full time employment. In addition, the employee and employer equivalents of the RRSP contributions for the balance of your continuance period into 2007 will be deducted on your December 31, 2006 payroll.
Options
All of your stock options that have vested at the date of your termination (November 3, 2006) will expire on the earlier of their expiry date or immediately following the Annual General Meeting of 2009 (two years from the time your current Board of Directors mandate expires).

Mitigation clause
Spectrum has agreed to waive the existing mitigation clause, which states “You will have an obligation to mitigate your loss as a result of termination by finding alternate employment. Upon successful location of replacement employment, Spectrum will pay as a lump sum, 50% of the then-remaining balance of the base salary and average annual non discretionary bonus”. In exchange, you will return 200,000 options into the Spectrum stock option pool.
Board of Directors
You will continue to be a member of the Board of Directors and it is the intention to have your name included on the Board of Directors slate for re-election following the next Annual General Meeting in May 2007. You will not be remunerated for your work on the Board of Directors during your salary continuance period.
Computer Equipment
We agree that you may retain your existing laptop computer and Blackberry.
Non-Competition & Confidentiality
The provisions related to post-employment non-competition, non-solicitation and confidentiality, as agreed to in your Employment Contract, will commence effective November 3, 2006. In order to facilitate all of the above, it will be necessary for you to execute the attached release, which confirms some terms of the employment contract, which survive the termination of your employment, and also releases Spectrum from any further liability to you. In order to complete your severance payment, please return your signed and witnessed release to our Manager, Human Resources, Victoria Jones, no later than November 15, 2006.
Pascal, it has been a pleasure and an honor to work with you and I wish you all the best in you future endeavors.
Please confirm your acceptance of the terms outlined above by counter signing this letter below.
Yours sincerely,

/s/ Irving Ebert

Irving Ebert Chair Board of Directors Spectrum Signal Processing Inc.

Read and accepted on November 1, 2006

/s/ Pascal Spothelfer

Pascal Spothelfer